                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                  Sigma-Aldrich
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    826552101
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                                 (CUSIP Number)



                                January 31, 2007
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [ ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No.         826552101

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          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
               AMVESCAP PLC
               AIM Advisors, Inc.
               AIM Funds Management, Inc.
               AIM Private Asset Management, Inc.
               PowerShares Capital Management LLC
               INVESCO Asset Management Limited
               INVESCO Institutional (N.A.), Inc.
               Stein Roe Investment Counsel, Inc.
               INVESCO GT Management Company S.A.
               Atlantic Trust Company, N.A.
               INVESCO Kapitalanlagegesellschaft GmbH

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          2.   Check the Appropriate Box if a Member of a Group (see
               Instructions)
               (a)
               (b)

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          3.   SEC Use Only  _______________________________________________

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          4.   Citizenship or Place of Organization
               AMVESCAP PLC: England
                  AIM Advisors, Inc.:  United States
                  AIM Funds Management, Inc.: United States
                  AIM Private Asset Management, Inc.: United States
                  PowerShares Capital Management LLC:  United States
                  INVESCO Asset Management Limited:  England
                  INVESCO Institutional (N.A.), Inc.: United States
                  Stein Roe Investment Counsel, Inc.:  United States
               INVESCO GT Management Company S.A.:  Luxembourg
               Atlantic Trust Company, N.A.: United States
                  INVESCO Kapitalanlagegesellschaft GmbH:  Germany
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                            5.      Sole Voting Power 5,215,241: Such
                                    shares are held by the following
                                    entities in the respective amounts
                                    listed:
                                    AIM Advisors, Inc. 2,203,252
                                    AIM Funds Management, Inc. 1,430,848
                                    AIM Private Asset Management, Inc. 1,189,927
                                    PowerShares Capital Management LLC 209,269
                                    INVESCO Asset Management Limited  142,800
                                    INVESCO Institutional (N.A.), Inc. 17,645
                                    Stein Roe Investment Counsel, Inc. 6,900
                                    INVESCO GT Management Company S.A.  4,600
                                    Atlantic Trust Company, N.A.  3,600
                                    INVESCO Kapitalanlagegesellschaft GmbH 6,400
Number of Shares           -----------------------------------------------------
Beneficially Owned
by Each Reporting           6.      Shared Voting Power            -0-
Person With
                           -----------------------------------------------------

                            7. Sole Dispositive Power 5,215,241: Such shares are held by the following entities in the respective amounts
                                    listed:
                                    AIM Advisors, Inc. 2,203,252
                                    AIM Funds Management, Inc. 1,430,848
                                    AIM Private Asset Management, Inc. 1,189,927
                                    PowerShares Capital Management LLC  209,269
                                    INVESCO Asset Management Limited  142,800
                                    INVESCO Institutional (N.A.), Inc. 17,645
                                    Stein Roe Investment Counsel, Inc. 6,900
                                    INVESCO GT Management Company S.A.  4,600
                                    Atlantic Trust Company, N.A.  3,600
                                    INVESCO Kapitalanlagegesellschaft GmbH 6,400

                           -----------------------------------------------------

                           8.      Shared Dispositive Power        -0-

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          9. Aggregate Amount Beneficially Owned by Each Reporting Person 5,215,241

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          10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

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          11.  Percent of Class Represented by Amount in Row (9)        3.95%

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          12.  Type of Reporting Person (See  Instructions)
               IA, HC. See Items 2 and 3 of this statement.
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                                 SCHEDULE 13G


Item 1(a)         Name of Issuer:
                  Sigma-Aldrich

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  3050 Spruce Street
                  St. Louis, MO  63103

Item 2(a)         Name of Person Filing:
                  AMVESCAP PLC

                  In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement on Schedule 13G or amendment thereto is being filed by AMVESCAP PLC ("AMVESCAP"), a U.K. entity, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement. AMVESCAP through such subsidiaries provides investment management services to institutional and individual investors worldwide.

                  Executive officers and directors of AMVESCAP or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. AMVESCAP and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of AMVESCAP's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by AMVESCAP and any other subsidiary.

Item 2(b)         Address of Principal Business Office:
                  30 Finsbury Square
                  London EC2A 1AG
                  England

Item 2(c)         Citizenship:
                  See the response to Item 2(a) of this statement.

Item 2(d)         Title of Class of Securities:
                  Sponsored ADR, $.01 par value per share

Item 2(e)         CUSIP Number:
                  826552101

Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (e) [x] An investment adviser in accordance with section 240.13d-1(b)
                  (1)(ii)(E)

          (g) [x] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

                  As noted in Item 2 above, AMVESCAP is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. AMVESCAP is a holding company.

Item 4            Ownership:
                  Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5            Ownership of Five Percent or Less of a Class:

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ]

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding
                  Company:
                  Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8            Identification and Classification of Members of the Group:
                  N/A

Item 9            Notice of Dissolution of a Group:
                  N/A

Item 10           Certification:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Signature:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 9, 2007
                                            ------------------------------------
                                                        Date

                                            AMVESCAP PLC

                                            By:      /s/ Lisa Brinkley
                                            ------------------------------------
                                                     Lisa Brinkley
                                                Global Compliance Director

                                INDEX TO EXHIBIT


EXHIBIT NUMBER             DESCRIPTION

     A                     JOINT FILING AGREEMENT

EXHIBIT A

                             JOINT FILING AGREEMENT
                             ----------------------

In accordance with Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the attached
Schedule 13G, and any and all amendments thereto, and expressly authorize AMVESCAP PLC, as the ultimate parent company of each of its undersigned subsidiaries, to file such Schedule 13G, and any and all amendments thereto, on behalf of each of them.


Dated: February 9, 2007               AMVESCAP PLC

                                       By: /s/ Lisa Brinkley
                                          ----------------------------
                                       Name:  Lisa Brinkley
                                       Title: Global Compliance Director


                                       AIM Advisors, Inc.

                                       By: /s/ Todd L. Spillane
                                          ----------------------------
                                       Name:  Todd L. Spillane
                                       Title: Chief Compliance Officer

                                             AIM Funds Management, Inc.

                                       By: /s/ Wayne Bolton
                                          ----------------------------
                                       Name:  Wayne Bolton
                                       Title: Vice President, Compliance
                                              & Chief Compliance Officer

                                              AIM Private Asset Management, Inc.

                                       By: /s/ Todd L. Spillane
                                          ----------------------------
                                       Name:  Todd L. Spillane

                                             PowerShares Capital Management LLC

                                      By: /s/ Kevin Gustafson
                                          ----------------------------
                                      Name:  Kevin Gustafson
                                      Title: General Counsel & COO

                                            INVESCO Asset Management Limited

                                       By: /s/ Nick Styman
                                          ----------------------------
                                       Name:  Nick Styman
                                       Title: Director of European Compliance

                                            INVESCO Institutional (N.A.), Inc.

                                       By: /s/ Jeffrey Kupor
                                          ----------------------------
                                       Name:  Jeffrey Kupor
                                       Title: General Counsel

                                             Stein Roe Investment Counsel, Inc.

                                       By: /s/ Greg Campbell
                                          ----------------------------
                                              Name:  Greg Campbell
                                       Title: General Counsel

                                             INVESCO GT Management Company S.A.

                                       By: /s/ Nick Styman
                                          ----------------------------
                                       Name:  Nick Styman
                                       Title: Director of European Compliance